                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO

                                  (RULE 14D-1)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                              (Amendment No. 1)

                           Johnston Industries, Inc.
                       (Name of Subject Company (Issuer))

                              JI Acquisition Corp.
                         CGW Southeast Partners IV, L.P.
                        CGW Southeast Partners IV, L.L.C.
                       (Names of Filing Persons (Offeror))

                          Common Stock, $.10 par value
                         (Title of Class of Securities)

                                   479368102
                     (CUSIP Number of Class of Securities)

                                 Roy R. Bowman
                              JI Acquisition Corp.
                      c/o CGW Southeast Partners IV, L.P.
                             Twelve Piedmont Center
                                   Suite 210
                             Atlanta, Georgia 30305
                                 (404) 816-3255
                (Name, Address, and Telephone Numbers of Person
 Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                              -------------------
                                    Copy to:
                             Sidney J. Nurkin, Esq.
                            Mark F. McElreath, Esq.
                               Alston & Bird LLP
                              One Atlantic Center
                             1201 W. Peachtree St.
                          Atlanta, Georgia 30309-3424
                                 (404) 881-7000
                              -------------------


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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Check the appropriate boxes below to designate any transactions to which the statement relates:

      [X] third-party tender offer subject to Rule 14d-1.

      [ ] issuer tender offer subject to Rule 13e-4.

      [ ] going-private transaction subject to Rule 13e-3.

      [ ] amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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     This Amendment No. 1 to the Schedule TO is filed by JI Acquisition Corp., a Delaware corporation (the "Purchaser") and wholly owned subsidiary of CGW Southeast Partners IV, L.P., by CGW Southeast Partners IV, L.P., a Delaware limited partnership, and by CGW Southeast Partners IV, L.L.C., a Delaware limited liability company (individually and collectively "CGW"). This Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $.10 per share (the "Shares"), of Johnston Industries, Inc., a Delaware corporation ("Johnston"), at $3.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 7, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together with any amendments or supplements thereto, collectively constitute the "Offer"). The Offer to Purchase and the Letter of Transmittal were filed as exhibits to the Schedule TO filed by CGW on April 7, 2000.

ITEM 4.  TERMS OF THE TRANSACTION.

     Item 4 is hereby amended and supplemented by the following:

     The first paragraph of Section 14 of the Offer to Purchase ("Conditions of Offer") is hereby amended and restated in its entirety as follows:

     "Notwithstanding any other provision of the offer, JI shall not be required to accept for payment or pay for any shares tendered pursuant to the offer, and may terminate or amend the offer and may postpone the acceptance for payment of and payment for shares tendered, if the minimum condition shall not have been satisfied, any applicable waiting period under the Hart-Scott-Rodino Act shall not have expired or been terminated prior to the expiration of the offer, or at any time on or after the date of the Purchase Agreement, and prior to the expiration of the offer, any of the following conditions shall exist:"

     The second paragraph of Section 14 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

     "The foregoing conditions are for the sole benefit of JI and CGW and may be asserted by JI or CGW regardless of the circumstances giving rise to any such condition or may be waived by JI or CGW in whole or in part at any time and from time to time, prior to the expiration of the offer, in their sole discretion. The failure by CGW or JI at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time prior to the expiration of the offer."



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                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    JI Acquisition Corp.

                                    By:    /s/ James A. O'Donnell
                                           -----------------------------------

                                    Name:  James A. O'Donnell
                                           -----------------------------------

                                    Title: Secretary and Treasurer
                                           -----------------------------------

                                    CGW Southeast Partners IV, L.P.

                                    By:    CGW Southeast Partners IV, L.L.C.,
                                           its General Partner

                                    By:    CGW, Inc., its Manager

                                           /s/ James A. O'Donnell
                                           -----------------------------------

                                    Name:  James A. O'Donnell
                                           -----------------------------------

                                    Title: Vice President
                                           -----------------------------------

                                    CGW Southeast Partners IV, L.L.C.

                                    By:    CGW, Inc., its Manager

                                           /s/ James A. O'Donnell
                                           -----------------------------------

                                    Name:  James A. O'Donnell
                                           -----------------------------------

                                    Title: Vice President
                                           -----------------------------------


Dated: April 27, 2000


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